Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges.

	Year ended September 30,
	2010	2009	2008	2007	2006
	(in millions)

Income (loss) before income taxes	$(68.6)	$(1,083.0)	$73.7	$86.7	$13.1

Fixed charges:
Total interest including amortization of debt discount and issue costs and amounts capitalized	$68.3	$80.0	$77.5	$90.8	$123.7
Estimated interest within rent expense	3.5	4.6	4.1	3.0	3.3

Total fixed charges	$71.8	$84.6	$81.6	$93.8	$127.0

Earnings (a)	$3.2	$(998.4)	$155.3	$180.5	$140.1

Ratio of earnings to fixed charges (b)	-	-	1.9	1.9	1.1

(a)	For these ratios, “earnings” represents income (loss) before income taxes plus fixed charges.

(b)	Due to a loss during 2010 and 2009, the ratio of earnings to fixed charges for these years was less than 1.0. The deficiency of earnings to total fixed charges was $68.6 million and $1,083.0 million for 2010 and 2009, respectively.